Pursuant to a Board approved vote on March 15, 2007, Variable Insurance Products Fund IV commenced three new series of shares, Consumer Staples Portfolio, and new classes of shares, Initial Class and Investor Class; Materials Portfolio, and new classes of shares, Initial Class and Investor Class; and Telecommunications Portfolio, and new classes of shares, Initial Class and Investor Class, on April 24, 2007.